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SEC FILE NUMBER
8 - 29033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2019   AND ENDING   12/31/2019

                                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Papamarkou Wellner & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue - 17th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels   **212-751-4422**
                                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____**Scott D Daniels**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Papamarkou Wellner & Co., Inc.**_____ , as of _____**December 31, 2019**_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

F I N O P

Title



Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 20___

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Papamarkou Wellner & Co., Inc.

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm)
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2019

Papamarkou Wellner & Co., Inc.

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Papamarkou Wellner & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Papamarkou Wellner & Co., Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 14, 2020

Papamarkou Wellner & Co., Inc.
Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash and cash equivalents	$	399,262
Receivable from clearing broker		195,064
Fees receivable		1,663,751
Due from affiliate		2,756
Property and equipment, net		34,832
Other assets		41,348
Total assets	$	2,337,013

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	401,468
Total liabilities		401,468

Stockholders' equity

Common stock, $0.01 par value, authorized and issued 10,000 shares, outstanding 9,000 shares	90
Additional paid-in capital	575,317
Retained earnings	1,385,138
	1,960,545
Less: treasury stock, 1,000 shares at cost	(25,000)
Total stockholders' equity	1,935,545
$	2,337,013

The accompanying notes are an integral part of these financial statements.

1.   Organization and nature of business

Papamarkou Wellner & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations consist primarily of engaging in agency and principal transactions and private placement of securities as an introducing broker.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of cash deposits in a money market fund with a clearing organization.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful life of 5 years for all assets. Maintenance and repair costs are expensed as incurred. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable, and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Recent Accounting Guidance

Effective January 1, 2019, the Company adopted ASU No. 2016-02, Leases ("ASU 2016-02"). This requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset, a lease liability and the disclosure of key information pertaining to leasing arrangements. The Company has evaluated the ASU and the impact of ASU 2016-02 had no impact on the Company's financial statement.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Revenue Recognition (continued)

Placement fees: The Company enters into arrangements with funds to solicit investors. The Company may receive placement fees up front, or over time. The Company believes that its private placement fee obligation for fixed amounts are fulfilled once the investor's capital is placed and recognized on the trade date, while private placement performance fees amounts are variable fees based on the funds performance and recognized over time. Due to the uncertainty of the future value of the funds, as well as potential for investor withdrawal, variable fees are recognized when the market value are better known, usually monthly or quarterly.

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest: Interest income is derived from rebates of interest charged to customers on margin balances extended by the Company's clearing broker. Pursuant to a clearing agreement, the Company receives the excess of interest income charged to customers for margin balances above stated tiers. For margin balances, customers negotiate a rate with the clearing firm. For amounts negotiated in excess of the clearing firm's cost of funds, the Company shares in that excess interest charged to customers. The Company believes its performance obligation is satisfied on the trade date because that is when the interest is calculated by the clearing broker.

Use of Estimates

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any difference between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2019 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2019.

Income Taxes

The Company has elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under those provisions, the Company does not pay federal and state taxes on its corporate income. Instead, the stockholders of the Company are individually liable for such taxes. The Company is, however, subject to New York City income taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for city income taxes provided is based on pre-tax income for financial accounting purposes.

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Valuation of Investments at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Valuation of Investments at Fair Value - Definition and Hierarchy (Continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

3.   Property and Equipment

Property and equipment at December 31, 2019 consists of the following:

Furniture and fixtures	$	65,763
Leasehold improvements		3,365
		69,128
Less Accumulated depreciation and amortization		34,296
	$	34,832

4.   Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $353,000, which was approximately $303,000 in excess of its minimum net capital requirement of approximately $50,000.

5.   Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker, for commission income and interest sharing income, net of brokerage fees, is pursuant to this clearing agreement.

6.   Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

As of December 31, 2019 the fees receivable from four placement fee clients was approximately $1,347,000.

7.   Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy. See Note 2 for a discussion of the Company's accounting policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets (at fair value)				
Cash equivalent	$ 10,395	$ -	$ -	$ 10,395

The fair value of the Company's cash equivalents held in the money market fund are determined through market, observable and corroborated sources.

At December 31, 2019, the carrying value of the Company's financial instruments, such as, receivable from clearing broker, fees receivable, due from affiliate, other assets, accounts payable and accrued expenses approximate their fair values due to the nature of their short term maturities.

9. Related party transactions

The Company receives commission income from numerous customers' trades placed by investment advisors. Some customers have been referred to these investment advisors by Papamarkou Wellner Asset Management, Inc. (the "Affiliate").

Effective January 1, 2011, the Company is operating under an Administrative Services Agreement (the "Agreement") with the Affiliate. This Agreement was amended on January 1, 2015 to allocate all expenses between the Company and the Affiliate based on the percentage of revenues earned by each entity during the prior year. As of December 31, 2019, there is a net balance due from the Affiliate of approximately $3,000 based on shared resources under the Agreement.